                                                      --------------------------
                             UNITED STATES                   OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION   --------------------------
                       Washington, D.C. 20549         OMB Number:      3235-0145
                                                      --------------------------
                            SCHEDULE 13G              Expires:  October 31, 2002
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response   14.90
                                                      --------------------------

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ____________)*


                            Reliability Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   759903-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

/ /    Rule 13d-1(b)

/ /    Rule 13d-1(c)

/X/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03-00)

                                  Page 1 of 4

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CUSIP No.  759903-107

--------------------------------------------------------------------------------

        1.   Names of Reporting Persons.
             I.R.S. Identification Nos. of above person (entities only)

             The Qubain Family Trust
--------------------------------------------------------------------------------

        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) / /

             (b) / /
--------------------------------------------------------------------------------

        3.   SEC Use Only

--------------------------------------------------------------------------------

        4.   Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
Number of Shares
Beneficially       5.   Sole Voting Power  362,786 (1)
Owned by Each
Reporting Person   -------------------------------------------------------------
With:
                   6.   Shared Voting Power  0

                   -------------------------------------------------------------

                   7.   Sole Dispositive Power  362,786 (1)

                   -------------------------------------------------------------

                   8.   Shared Dispositive Power  0

--------------------------------------------------------------------------------

        9.   Aggregate Amount Beneficially Owned by Each Reporting Person

             362,786 (1)
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11.  Percent of Class Represented by Amount in Row (11)  5.73%

--------------------------------------------------------------------------------
        12.  Type of Reporting Person (See Instructions)

             IN

--------------------------------------------------------------------------------

     (1) Isam and Maguerite Qubain as the trustees of The Qubain Family Trust may be deemed to beneficially own the shares of common stock of the issuer.

ITEM 1(a)     NAME OF ISSUER:

              Reliability Incorporated

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              16400 Parkrow, Houston, Texas 77084

ITEM 2(a)     NAME OF PERSON FILING:

              The Qubain Family Trust

ITEMS 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              28605 Matadero Creek Court, Los Altos Hills, California 94022


ITEM 2(c)     CITIZENSHIP:

              United States

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, no par value

ITEM 2(e)     CUSIP NUMBER:

              759903-107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable.

ITEM 4.       OWNERSHIP:

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)   Amount beneficially owned:  362,786 (2)

              (b)   Percent of class:  5.73%

              (c)   Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:

                           362,786 (2)

                    (ii)   Shared power to vote or to direct the vote: 0

                    (iii)  Sole power to dispose or to direct the
                           disposition of:

                           362,786 (2)

                    (iv) Shared power to dispose or to direct the disposition of:

                           0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.

     (2) Isam and Marguerite Qubain as the trustees of The Qubain Family Trust may be deemed to beneficially own the shares of the common stock of the issuer.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.

ITEM 10.      CERTIFICATION:

              Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    March 18, 2003

                                         THE QUBAIN FAMILY TRUST


                                         /s/ MARGUERITE QUBAIN
                                         ---------------------------------------
                                         Marguerite Qubain, Trustee


                                         /s/ ISAM QUBAIN
                                         ---------------------------------------
                                         Isam Qubain, Trustee








     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                  Page 4 of 4